October 24, 2005

VIA FACSIMILE (202.772.9209)

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Mr. Geoffry M. Ossias

RE: Cogdell Spencer Inc. Registration Statement on Form S-11 (File No. 333-127396)

Dear Mr. Ossias:

Pursuant to Rule 461, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), as the Representatives of the underwriters of the proposed public offering of Common Stock that is the subject matter of the above-captioned Registration Statement, we hereby join in the request of the issuer that the effective date of the Registration Statement be accelerated so that such Registration Statement will become effective on October 26, 2005 at 2:00 p.m., Eastern Standard Time, or as soon thereafter as practical.

In accordance with Rule 460 and Rule 418(a)(7) of the General Rules and Regulations under the Securities Act, we advise you that the preliminary prospectus dated October 14, 2005 was distributed commencing October 14, 2005 and through October 21, 2005 as follows:

Underwriters	15,495
Dealers	152
Institutions	4,078
Other (retail)	275

We have taken reasonable steps to make the information contained in the Registration Statement conveniently available to underwriters and dealers who will participate in the distribution of the securities registered thereunder.

The undersigned also confirm that they and any participating dealers have complied and will continue to comply with Rule 15c2-8 of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, in connection with the above-captioned public offering.

The underwriting arrangements have been described to the NASD Regulation, Inc. (the “NASD”) and the NASD has advised us in a letter dated October 20, 2005 that they have no objection to the underwriters’ compensation and other underwriting arrangements.

[SIGNATURE PAGE FOLLOWS]

      If you have any questions or comments regarding this request, please call Eric J. Graham of Goodwin Procter LLP at (617) 570-1006.
Very truly yours,
CITIGROUP GLOBAL MARKETS INC.
   as a Representative of the several underwriters
By: /s/ Paul Ingrassia

Name:   Paul Ingrassia
Title:     Managing Director – Head of North
              American Real Estate & Lodging
BANC OF AMERICA SECURITIES LLC
   as a Representative of the several underwriters
By:  /s/ M. Bradley Smith

Name:   M. Bradley Smith
Title:     Managing Director